July 10, 2013

Via EDGAR

Larry Sprigel, Esq. and Justin Kisner, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Zoom Telephonics, Inc.
Form 10-K for Year End December 31, 2012
Filed March 29, 2013
Form 10-Q for Period End March 31, 2013
Definitive Proxy Statement
Filed April 30, 2013
File No. 000-53722

Dear Mr. Sprigel and Mr. Kisner:

This letter is in response to the comments made by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its correspondence dated July 9, 2013 (the “Comment Letter”) to Zoom Telephonics, Inc. (the “Company”) with respect to the filings referenced above.

Set forth below are the Company’s responses to the comments in the Comment Letter. For your convenience, we have repeated your comments in bold.

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Form 10-Q for the Fiscal Year Ended March 31, 2013

Results of Operations, page 13

1.           We note your response to comment two from our letter dated June 24, 2013.  In your proposed future disclosure you have stated your general inventory reserve policy, but you have not specifically addressed how you considered the decrease in sales in your inventory valuation for obsolete and slow moving products.  Please revise.

Response

Zoom did consider the decrease in sales from Q1 2012 and Q4 2012 to Q1 2013 in determining the proper inventory valuation for obsolete and slow moving products.   Zoom’s net sales decreased $1.16 million from Q1 2012 to Q1 2013, with the majority of the decrease due to a decline in sales of cable modems.  Zoom’s net sales decreased $630 thousand from Q4 2012 to Q1 2013, with Zoom’s cable modem sales dropping $640 thousand and no other product category dropping by more than $25 thousand.  The decrease in cable modem sales from both Q1 2012 and Q4 2012 to Q1 2013 was due to decreases in sales in two cable modem product categories. On March 31, 2013 Zoom had 2.3 months of inventory for one of the two categories and 2.5 months of inventory for the second of the two categories, based on sales in Q1 2013.  Zoom determined not to take an inventory reserve for either of these two cable modem product categories as of March 31, 2013, as the comparison of sales to inventory for these two products showed that recording an inventory reserve for obsolete and slow moving cable modem products was not warranted.

Zoom Telephonics, Inc., 207 South Street, Boston, MA 02111
Tel: 617.423.1072   Fax: 617.753.0923   www.zoomtel.com

We will revise future filings to include the following disclosure and where appropriate will include additional specifics to support Zoom’s inventory valuation:

“Zoom determines its inventory reserves for obsolete and slow moving products by reviewing for each Zoom product its past and forecast sales, open sales orders, inventory levels, planned product changes, and anticipated price drops.  Zoom takes a reserve if this data suggests that Zoom is likely to need to sell a product's inventory below its current inventory valuation in order to sell all of that product's inventory within the next 12 months.

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As part of this response letter, the Company acknowledges the following:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response or any further comments, please contact the undersigned at 617-753-0003.

Very truly yours,

/s/ Frank Manning

Frank Manning

Chief Executive Officer